UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 4, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 May 2019 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A news release dated 07 May 2019 entitled ‘CABLE WHOLESALE AGREEMENT - TELEFÓNICA DEUTSCHLAND’

3.             A Stock Exchange Announcement dated 13 May 2019 entitled ‘SALE OF VODAFONE NEW ZEALAND’

4.             A Stock Exchange Announcement dated 16 May 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.             A Stock Exchange Announcement dated 31 May 2019 entitled ‘DAVID THODEY APPOINTED AS A NON-EXECUTIVE DIRECTOR’

RNS Number: 7477X

Vodafone Group Plc

01 May 2019

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 April 2019:

Vodafone’s issued share capital consists of 28,815,258,528 ordinary shares of US$0.20 20/21 of which 1,874,616,002 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,940,642,526. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 1159Y

Vodafone Group Plc

07 May 2019

7 May 2019

VODAFONE SIGNS CABLE WHOLESALE AGREEMENT WITH TELEFÓNICA DEUTSCHLAND

Vodafone Group Plc (“Vodafone”) announces today that it has entered into a definitive agreement for a cable wholesale agreement in Germany with Telefónica Deutschland (“Telefónica DE”) (“the Cable Wholesale Agreement”).

The Cable Wholesale Agreement will allow Telefónica DE to offer high-speed broadband services to consumers on Vodafone and Unitymedia’s cable network in Germany, and is subject to the completion of Vodafone’s acquisition of Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania (“the Transaction”) which is conditional on European Commission approval.

Under the terms of the Cable Wholesale Agreement, Telefónica DE will be able to market broadband services over the combined Vodafone and Unitymedia cable network in Germany, which covers 23.7 million households. Telefónica DE’s customers will benefit from access to download speeds of up to 300 Mbps on the combined cable network, superior to the highest available speeds offered by wholesale DSL access, enabling Telefónica DE to deliver competitive broadband and over-the-top (OTT) TV services.

The Cable Wholesale Agreement has been signed on a long-term basis, with Telefónica DE committed to achieving a minimum level of customers over the term of the contract.

Following discussions with the European Commission, Vodafone has submitted a remedy package comprising the Cable Wholesale Agreement and a commitment to ensure sufficient capacity is available for OTT TV distribution, (the “OTT Commitment”). In combination, the Cable Wholesale Agreement and OTT Commitment will enhance broadband competition in Germany to the benefit of consumers and broadcasters. The European Commission now intends to undertake market testing of the remedy package, which is expected to conclude during May 2019.

Vodafone now expects the European Commission to undertake market testing of the remedy package, and to adopt its decision on the Transaction by July 2019 with completion occurring later that month.

Nick Read, CEO of Vodafone Group, said:

“Our deal with Liberty Global is transformational in many ways. It is a significant step towards a Gigabit society, which will enable consumers & businesses to access the world of content & digital services at high speeds. It also creates a converged national challenger in four important European countries, bringing innovation & greater choice. We are very pleased to announce today our cable wholesale access agreement with Telefonica DE, enabling them to bring faster broadband speeds to their customers and further enhancing infrastructure competition across Germany.”

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For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 31 December 2018, Vodafone Group had approximately 700 million mobile customers and 21 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number: 8793Y

Vodafone Group Plc

13 May 2019

13 May 2019

VODAFONE GROUP ANNOUNCES SALE OF VODAFONE NEW ZEALAND AND
NEW PARTNER MARKET AGREEMENT

Vodafone Group Plc (“Vodafone”) announces the sale of 100% of Vodafone New Zealand Limited (“VFNZ”) to a consortium comprising Infratil Limited and Brookfield Asset Management Inc. (collectively referred to as the “Consortium”).1

The Consortium has agreed to acquire VFNZ for a cash consideration equivalent to an Enterprise Value of NZ$3.4bn (€2.1bn2), implying an FY’19 LTM multiple of 7.3x Adjusted EBITDA3 and 16.2x Adjusted OpFCF4.

On completion, Vodafone and VFNZ will enter into a Partner Market agreement, which will include use of the Vodafone brand, preferential roaming arrangements, access to Vodafone’s global IoT platform and central procurement function, and a range of services for the business and consumer markets.

Nick Read, Chief Executive of Vodafone Group, said: “An important aspect of our strategy is the active management of our portfolio and deleveraging, which this transaction further demonstrates. We have always been proud of our Vodafone New Zealand business, which has a great team, and we look forward to a continued close relationship through our Partner Market agreement.”

The Transaction is subject to customary regulatory approvals, with completion anticipated during Vodafone’s 2020 financial year.

VFNZ Unaudited Key Financials: FY Mar-19

NZ$ Million	NZ$m	€m2
Revenue	1,986	1,206
Adjusted EBITDA[3]	463	281
Capex	(253)	(154)
Adjusted OpFCF[4]	210	128

1.        The selling entity is Vodafone Europe B.V., a 100% owned indirect subsidiary of Vodafone Group Plc

2.        Converted from NZ$ to € at a rate of 1.6464 (as of 31-Mar-19)

3.        Net of pro-forma Vodafone Partner Market Agreement service fees

4.        Adjusted OpFCF defined as Adjusted EBITDA minus capex

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For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 31 December 2018, Vodafone Group had approximately 700 million mobile customers and 21 million fixed broadband customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About VFNZ

VFNZ is one of New Zealand’s leading digital services and connectivity companies. As of 31 December 2018, VFNZ has a mobile customer base of approximately 2.0m subscribers and a fixed customer base of approximately 0.5m subscribers. It owns and operates a fixed-wireless mobile network with international transit capacity and a strategic portfolio of spectrum assets.

Advisers to Vodafone

Deutsche Bank and Deutsche Craigs Limited are acting as financial advisers to Vodafone and Bell Gully is acting as legal counsel.

About Infratil Limited

Infratil is a New Zealand based investment company, specialising in infrastructure that provides essential services to individuals and communities. Concentrating on long-term growth sectors, Infratil currently owns data, connectivity, social infrastructure, renewable energy and airport businesses. Infratil’s current investment portfolio of infrastructure businesses includes airports, renewable electricity generators and retailers, as well as a growing focus on data and telecommunications infrastructure. Infratil has invested more than NZ$4 billion over the last decade. Infratil was one of the world’s first listed infrastructure funds when it was established and listed on the New Zealand Exchange in 1994.

About Brookfield Asset Management Inc.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$365 billion in assets under management. The company has a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit www.brookfield.com.

RNS Number: 3062Z

Vodafone Group Plc

16 May 2019

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares

1	Details of the person discharging managerial responsibilities
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.26139	118,314

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 118,314 Ordinary shares Aggregated price of shares acquired: GBP 149,240
e)	Date of the transaction	2019-05-15
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 6553A

Vodafone Group Plc

31 May 2019

31 May 2019

VODAFONE APPOINTS DAVID THODEY AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc (‘Vodafone’) today announces the appointment of David Thodey as a Non-Executive Director with effect from 1 September 2019, subject to approval by shareholders at Vodafone’s annual general meeting on 23 July 2019.

David spent 12 years at Telstra, Australia’s leading telecommunications and information services company, including six years as CEO and, prior to this, he spent 22 years at IBM in a variety of senior executive positions in marketing and sales across Asia Pacific, including CEO of IBM Australia and NZ.

David currently holds non-executive director positions at Ramsay Health Care Ltd and Tyro Pty. He is the chairman of the Commonwealth Scientific & Industrial Research Organisation, and was formerly a non-executive director of the GSM Association. David graduated from Victoria University of Wellington with a BA in Anthropology and English, and holds honorary Doctorates from Deakin University and University of Technology Sydney.

Vodafone Group Chairman Gerard Kleisterlee said: “On behalf of the Board, I would like to warmly welcome David. He has extensive experience and a track record of strong operational performance in both the telecommunications and technology sectors. We look forward to the additional value he will bring to Board discussions.”

At the date of this announcement, David holds 42,000 ordinary shares in Vodafone. Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

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For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 4, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary